

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Gregory Graves
Chief Financial Officer
ENTEGRIS INC
129 Concord Road
Billerica, Massachusetts 01821

>   **Re: ENTEGRIS INC**
>   **Form 10-K for the Year Ended December 31, 2022**
>   **Form 8-K Filed February 14, 2023**
>   **File No. 001-32598**

Dear Gregory Graves:

We have reviewed your April 12, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2023 letter.

Form 8-K Filed February 14, 2023

Exhibit 99.1, page 10

1.   We note your response to comment 2. Please address the following:
   • Confirm you will expand your disclosures related to integration costs as well as contractual and non-cash integration costs to provide a discussion of the components of each of these adjustments along with quantification of the components;
   • We note that integration costs include employee-related costs related to severance and retention. Quantify the amount associated with severance and retention separately;
   • We note that there are retention costs included in the integration costs line item as well as CMC retention costs included in the contractual and non-cash integration costs line item. Tell us the periods over which these types of compensation costs are

expected to be incurred. For retention costs that extend beyond a year, please further explain how you determined that the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022; and

- For professional services included in integration costs line item, confirm that there are no ongoing payments associated with these professional services. Otherwise, tell us the periods over which these services are expected to be incurred and further explain how you determined the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services